Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

AETERNA ZENTARIS INC.

1.	Name and Address of Company

Aeterna Zentaris Inc. (the “Corporation”)

1405 du Parc-Technologique Boulevard

Quebec City, Québec

Canada, G1P 4P5

2.	Date of Material Change

October 2, 2012.

3.	News Release

On October 3, 2012, the Corporation issued a news release indicating the material change, which was disseminated in Canada on the Canada NewsWire service. A copy of such news release is attached hereto as Schedule A.

4.	Summary of Material Change

On October 3, 2012, the Corporation announced that the issued and outstanding common shares of the Corporation (“Common Shares”) have been consolidated (the “Share Consolidation”) on a six (6) to one (1) basis effective as of October 2, 2012 following the filing of Articles of Amendment and the receipt of a Certificate of Amendment in respect thereof.

5.	Full Description of Material Change

On October 3, 2012, the Corporation announced that the issued and outstanding Common Shares have been consolidated on a six (6) to one (1) basis effective as of October 2, 2012 following the filing of Articles of Amendment and the receipt of a Certificate of Amendment in respect thereof.

The news release attached as Schedule A hereto sets forth a complete description of the Share Consolidation.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Further information regarding the matters described in this report may be obtained from Dennis Turpin, Senior Vice President and Chief Financial Officer. Mr. Turpin is knowledgeable about the details of the material change and may be contacted at (418) 652-8525.

9.	Date of Report

October 3, 2012.

SCHEDULE A

NEWS RELEASE

(October 3, 2012)

Aeterna Zentaris Announces Share Consolidation to Regain

NASDAQ Compliance

•	Common shares will begin trading on a consolidated and split-adjusted basis on October 5, 2012

Québec City, Canada, October 3, 2012 – Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZ) (the “Company”) today announced that the issued and outstanding common shares of the Company (“Common Shares”) have been consolidated (the “Consolidation”) on a six (6) to one (1) basis effective as of October 2, 2012. The purpose of the Consolidation is to enable the Company to attempt to regain compliance with the minimum bid price requirement of the NASDAQ Stock Market (“NASDAQ”).

The Company has received conditional approval from the Toronto Stock Exchange (“TSX”) to effect the Consolidation and has provided notification of the Consolidation to NASDAQ. Subject to final confirmation by TSX and NASDAQ, it is expected that the post-Consolidation Common Shares will begin trading on each of NASDAQ and TSX at the opening of markets on or about October 5, 2012 under its current NASDAQ and TSX trading symbols, “AEZS” and “AEZ”, respectively, under the new post-Consolidation CUSIP number of 007975303.

The Consolidation will reduce the number of outstanding Common Shares from approximately 112.4 million to approximately 18.7 million. Proportionate adjustments will be made to the Company’s outstanding warrants and stock options. No fractional Common Shares have been issued pursuant to the Consolidation and any fractional shares that would have otherwise been issued have been rounded down to the nearest whole number. Any and all such fractional shares will be aggregated and sold by the Company’s transfer agent and registrar on the market, with the net proceeds being proportionately distributed to shareholders.

Letters of transmittal with respect to the Consolidation are being mailed to the Company’s registered shareholders. All registered shareholders will be required to send their share certificates representing pre-Consolidation Common Shares, along with a properly executed letter of transmittal, to the Company’s registrar and transfer agent, Computershare Investor Services Inc., in accordance with the instructions provided in the letter of transmittal. All registered shareholders who submit to Computershare a completed letter of transmittal, along with their respective certificates representing pre-Consolidation Common Shares, will receive in exchange new certificates representing their post-Consolidation Common Shares. Shareholders who hold their Common Shares through a broker, investment dealer, bank, trust company or other nominee or intermediary should contact that nominee or intermediary for assistance in depositing their Common Shares in connection with the Share Consolidation.

About Aeterna Zentaris

Aeterna Zentaris is an oncology and endocrinology drug development company currently investigating treatments for various unmet medical needs. The Company’s pipeline encompasses compounds at all stages of development, from drug discovery through to marketed products. For more information please visit www.aezsinc.com.

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbour provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from those in the forward-looking statements. For example, because the market price of the Company’s Common Shares will also be based on the Company’s financial and operational results, its financial position, including its capital availabilities and liquidity resources, the development of its product pipeline, market conditions, the market perception of its business and other factors, which are unrelated to the number of shares outstanding, there can be no assurance that the market price of the Common Shares will in fact increase following the Consolidation or will not decrease in the future, or that the minimum closing bid price of the Common Shares will meet NASDAQ’s minimum bid price requirement. Further, there can be no assurance that the Consolidation alone will guarantee the continued listing of the Common Shares on The NASDAQ Global Market or that the Common Shares will not be delisted due to a failure to meet other NASDAQ continued listing requirements. Other such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

Investor Relations

Ginette Beaudet Vallières

Investor Relations Coordinator

(418) 652-8525 ext. 265

gvallieres@aezsinc.com

Media Relations

Paul Burroughs

Director of Communications

(418) 652-8525 ext. 406

pburroughs@aezsinc.com